KB GLOBAL HOLDINGS LIMITED	No 3 Building of No 1 Jiali Construction Plaza FL 13, No.4th Central Road, Futian, Shenzhen Guangdong Province, 518000, People’s Republic of China

August 2, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jacob Luxenburg

David Irving

Eric Envall

David Lin

Re:	KB Global Holdings Limited

Amendment No. 5 to Registration Statement on Form S-1

Filed July 15, 2022

File No. 333-261688

Dear Sir or Madam:

KB Global Holdings Limited (the “Company”) is filing amendment number 6 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Li Guo, Chief Executive Officer of the Company, dated July 29, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 5 to Registration Statement on Form S-1

The Offering

Earnings Distributions, page 10

1. We note your disclosure to comment 5. However, you continue to describe “carried interest” as part of your revenue in this section as well as in the risk factor titled “Adverse economic and market conditions...” on page 11. Therefore, we reissue the comment.

We have removed the reference to carried interest as part of our revenue throughout.

The statement that counsel are not “experts” has been deleted.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Li Guo
Li Guo